FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record N o.175

Santiago, November  9, 2015

Ger. Gen. N° 116/2015

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

                Ref. Significant Event

Dear Sirs:

In accordance with articles 9 and 10 under Securities Market Law Law 18,045, and as established under General Norm N°. 30 of the Superintendence, duly authorized on behalf of Enersis S.A.(“Enersis” or the “Company”) I hereby inform you of the following significant event:

The report of Bank of America Merrill Lynch, the financial advisor appointed by the Board of the Directors of the Company, has been made available to the shareholders and the market  with its conclusions regarding the Reorganization of the Enersis Group. On November 5, 2015, the Boards of Directors of Enersis and its subsidiaries Endesa Chile and Chilectra S.A. pronounced  about this Reorganization via their respective significant events filed on that date.

The presentation is available at the Company’s website (www.enersis.cl).

Sincerely,

Luca D’Agnese

Chief Executive Officer

c.c.       National Economic Affairs Investigation Bureau (Fiscalía Nacional Económica)

             Banco Central de Chile (Central Bank of Chile)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaiso Stock Exchange)

             Banco Santander Santiago –Representantes Tenedores de Bonos (Banco Santander Santiago - Bondholders Representative)

             Depósito Central de Valores (Central Stock Depositary)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D' Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: November 9, 2015